SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C. 194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 27287 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harger and Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave. Suite D
(No. and Street)

Baton Rouge (City) Louisiana (State) 70809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Michael Dowden (225) 767-7228
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., PC
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15049842

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

12W 3/14

## OATH OR AFFIRMATION

I, C. MICHAEL DOWDEN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of HARGER AND COMPANY, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO
Title

Subscribed and sworn to before me this 27 day of February 2015

Notary Public

Brent M. Stockstill
Notary Public
8048 One Calais Avenue, Suite A
Baton Rouge, LA 70809
LSBA # 19804
Commission expires at death

This report* contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing page. |
| X | (b) | Statement of Financial Condition. |
| X | (c) | Statement of Income (Loss). |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors. |
| X | (g) | Computation of net capital for brokers and dealers pursuant to Rule 15c3-1. |
| | (h) | Computation for determination of reserve requirements pursuant to Rule 15c3-3. |
| X | (i) | Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3. |
| | (j) | A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3. |
| | (k) | A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| X | (l) | An oath or affirmation. |
| X | (m) | A copy of the Securities Investor Protection Corporation (SIPC) supplemental report. |
| | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| | (o) | Independent Auditors' Report on Internal Control. |
| | (p) | Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5 |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HARGER AND COMPANY, INC.

## TABLE OF CONTENTS
## DECEMBER 31, 2014


| | Page |
|---|---|
| **INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT** | 1 |
| **FINANCIAL STATEMENTS** | |
| Statement of Financial Condition | 3 |
| Statement of Income | 4 |
| Statement of Changes in Stockholder's Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7 |
| **SUPPLEMENTARY INFORMATION** | |
| Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission | 15 |
| **ADDITIONAL REPORTS AND RELATED INFORMATION** | |
| Report of Independent Registered Public Accounting Firm on the Exemption from SEC Rule 15c3-3 Report | 16 |
| Exemption Report | 17 |
| Independent Auditors' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation | 18 |
| Schedule of Assessment and Payments (General Assessment Reconciliation)[Form SIPC-7] | 20 |

McBee & Co.
A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors of**
**Harger and Company, Inc.**
**Baton Rouge, Louisiana**

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Harger and Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harger and Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The supplemental schedule, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Harger and Company, Inc.'s financial statements. Schedule I is the responsibility of Harger and Company, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

**McBee & Co, PC**
**February 17, 2015**

# HARGER AND COMPANY, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2014

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 6,990 |
| Certificate of Deposit | | 24,480 |
| Commissions Receivable | | 154,761 |
| Cash Deposit with Clearing Broker | | 35,000 |
| Employee Advances | | 63,337 |
| Marketable Securities (Note 4) | | 32,731 |
| Property, net of Accumulated Depreciation (Note 6) | | 17,199 |
| **TOTAL ASSETS** | $ | 334,498 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Clearance Payable | $ | 2,007 |
| Accounts Payable | | 48,797 |
| Other Payables and Accrued Expenses | | 19,739 |
| Federal Income Taxes Payable | | 43,087 |
| **Total Liabilities** | | 113,630 |
| **COMMITMENTS AND CONTINGENCIES (Note 9)** | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common Stock, No Par Value, 10,000 Shares Authorized, 86 Shares Issued and 46 Shares Outstanding | | 26,000 |
| Additional Paid-in-Capital | | 120,300 |
| Retained Earnings | | 109,814 |
| | | 256,114 |
| Treasury Stock, 40 Shares at Cost | | (35,246) |
| **Total Stockholder's Equity** | | 220,868 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 334,498 |



See Notes to Financial Statements

# HARGER AND COMPANY, INC.

## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| **REVENUE** | | |
| Variable Annuity Commissions | $ | 474,772 |
| Revenue from the Sale of Investment Company Shares | | 285,762 |
| Investment Advisory Fees | | 155,596 |
| Securities Commssions | | 196,062 |
| Other | | 1,905 |
| **TOTAL REVENUE** | | 1,114,097 |
| **OPERATING EXPENSES** | | |
| Brokerage and Clearance | | 24,972 |
| Commissions, Salaries and Payroll | | 565,577 |
| Communications and Data Processing | | 25,207 |
| General and Administrative | | 400,991 |
| **TOTAL OPERATING EXPENSES** | | 1,016,747 |
| **INCOME FROM OPERATIONS** | | 97,350 |
| **INTEREST EXPENSE** | | (6,837) |
| **INCOME BEFORE OTHER GAIN AND PROVISION FOR TAX** | | 90,513 |
| Unrealized Gain on Marketable Securities | | 2,448 |
| **NET INCOME BEFORE PROVISION FOR INCOME TAXES** | | 92,961 |
| Federal Tax Provision | | 51,971 |
| **NET INCOME** | $ | 40,990 |



See Notes to Financial Statements

## HARGER AND COMPANY, INC.

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2014

| | Common Shares Outstanding | Treasury Shares | Common Stock | Additional Paid-in-Capital | Retained Earnings (Deficit) | Treasury Shares | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance, January 1, 2014** | 46 | 40 | $ 26,000 | $ 120,300 | $ 68,824 | 40 | $ (35,246) | $ 179,918 |
| Net Income | - | - | - | - | 40,990 | - | - | 40,990 |
| **Balance, December 31, 2014** | 46 | 40 | $ 26,000 | $ 120,300 | $ 109,814 | 40 | $ (35,246) | $ 220,908 |

See Notes to Financial Statements

## HARGER AND COMPANY, INC.

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 40,990 |
| Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities: | |
| Depreciation | 20,309 |
| Unrealized Gain on Marketable Securities | (2,448) |
| Changes in operating assets and liabilities: *decrease (increase)* | |
| Commissions receivable | (91,010) |
| Employee advances | (6,750) |
| Prepaid expenses | 72 |
| Accounts payable and accrued expenses | 17,142 |
| Federal Income Tax Payable | 13,717 |
| Total Adjustments | (48,968) |
| **Net Cash Used by Operating Activities** | (7,978) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of Property | (8,440) |
| Purchase Marketable Securities | (1,640) |
| **Net Cash Used by Investing Activities** | (10,080) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Increase in Certificate of Deposit | (37) |
| **Net Cash Used by Financing Activities** | (37) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (18,095) |
| Beginning of Year | 25,085 |
| End of Year | $ 6,990 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES** | |
| Federal Income Taxes Paid | $ 21,326 |
| State Income Taxes Paid | $ 4,821 |
| Interest Payments | $ 6,837 |



See Notes to Financial Statements

## HARGER AND COMPANY, INC.

### NOTES TO FINANCIAL STATEMENTS

### 1. ORGANIZATION AND NATURE OF BUSINESS

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

### 2. SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

#### Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

## Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

## Marketable Securities

Management classifies all investments as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains or losses included as a component of income. See Note 4 for information relating to the determination of fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The increase or decrease in fair value is credited or charged to operations.

## Treasury Stock

Treasury stock is accounted for using the cost method.

## Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

## Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

## Investment Advisory Fees

Investment advisory fees are recorded based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

## Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

## Fair Value of Financial Instruments

Cash, accounts receivable, prepaid expenses and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

## Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2014.

**Deposit with Clearing Broker**

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The Company maintains a $35,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

**Property and Equipment**

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives of five to fifteen years.

**Advertising Costs**

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

**Income Tax**

The Company is not included in the federal income tax return of the Parent and files its income tax return on a separate company basis.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2014, the Company believes there are

no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2014, the years ending December 31, 2011, 2012, 2013 and 2014 remain subject to examination by major tax jurisdictions.

The Company is also subject to state income tax.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $99,354, which was $91,779 in excess of its required net capital of $7,575. The Company's net capital ratio was 1.14 to 1 for December 31, 2014.

## 4. FAIR VALUE MEASUREMENTS OF MARKETABLE SECURITIES

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

*Common stocks*: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

*Mutual funds*: Valued at the daily closing price as reported by the fund.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of December 31, 2014:

| | **Assets at Fair Value as of December 31, 2014** | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Mutual Funds | $18,343 | - | - | **$18,343** |
| Common Stocks | $14,388 | | | **$14,388** |
| Total Assets at Estimated Fair Value | **$32,731** | - | - | **$32,731** |

Marketable equity securities consist primarily of holdings in one mutual fund and common stocks. Cost and fair value of marketable equity securities at December 31, 2014 are as follows:

| | **December 31, 2014** | | | |
|---|---|---|---|---|
| | **Amortized Cost** | **Gross U/R Gains** | **Gross U/R Losses** | **Fair Value** |
| Mutual Funds | $15,244 | $3,099 | - | $18,343 |
| Common Stock | $14,388 | - | - | $14,388 |

| | | | | |
|---|---|---|---|---|
| Marketable Equity Securities | $32,731 | $3,099 | - | $32,731 |

## 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2014, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

## 6. PROPERTY

As of December 31, 2014, property is comprised of the following:

| | 2014 |
|---|---|
| Furniture and Fixtures | $ 148,379 |
| Computers and Equipment | 38,854 |
| Boat | 42,436 |
| Total | 229,536 |
| Less: Accumulated Depreciation | (212,337) |
| Net Property | $ 17,199 |

Depreciation expense for the year was $20,309 and is reflected in the accompanying statement of income in occupancy and equipment costs.

## 7. INCOME TAXES

The income tax expense differs from the amount that would result from applying federal statutory rates to income before income taxes primarily due to the effect of accelerated depreciation used for income tax purposes of approximately $17,200 for the year ended December 31, 2014. The accelerated depreciation used for tax purposes creates a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

## 8. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk

of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2014, the Company had no major customers.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

## 9. COMMTIMENTS AND CONTINGENCIES

**Operating Leases**

The Company leases office space at two locations in Louisiana on a month-month basis. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations. At December 31, 2014, future minimum lease payments under the lease are $3,250 in 2015.

The Company leases office space from certain officers of the Company. The Company leases 100% of the facility. The operating lease is renewable annually and the company pays $4,000 per month. Total rental expense under the lease approximated $48,000 in 2014.

Rent expense approximated $55,800 for the year ended December 21, 2014, respectively.

**Litigation**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

## 10. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2014 totaled $46,038. The Agreement was not consummated on terms equivalent to arms-length transactions.

## 11. RETIREMENT PLAN

The Company adopted a SIMPLE IRA (Plan) effective in 2011. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $4,118 for the year ended December 31, 2014.

## 12. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2014, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

## 13. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

**HARGER AND COMPANY, INC.**

**SCHEDULE I**
**COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2014**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Stockholder's Equity Qualified for Net Capital | $ | **220,868** |
| Less Non-allowable Assets | | **116,508** |
| Net Capital before haircuts on securities positions | | 104,360 |
| Haircuts on securities positions | | 5,006 |
| Net Capital | $ | **99,354** |
| AGGREGATE INDEBTEDNESS | $ | **113,630** |
| NET CAPITAL REQUIREMENT | | |
| Minimum Net Capital Required | $ | **7,575** |
| Excess Net Capital | $ | **91,779** |
| Excess Net Capital at 1000% | $ | **90,264** |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | **1.14 TO 1** |

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2014 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Harger and Company, Inc.

McBee & Co.
A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors of**
**Harger and Company, Inc.**
**Baton Rouge, Louisiana**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harger and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harger and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) Harger and Company, Inc. stated that Harger and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Harger and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harger and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**McBee & Co., PC**
**February 17, 2015**

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

**HARGER**
**AND**
**COMPANY, INC.**

**Corporate Office:**
**8048 One Calais Ave.**
**Suite D**
**Baton Rouge, Louisiana 70809**
**(225) 767-7228**
**(800) 375-3134**
**Fax (225) 767-7192**

# Harger and Company, Inc's Exemption Report

Harger and Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promlugated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(i) and (2)(ii) for the fiscal year ended December 31, 2014;
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Harger and Company, Inc.
Name of Company

I, C. Michael Dowden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** [signature]

**Title:** CCO

**Date:** 2/17/15

McBee & Co.
A Professional Corporation
Certified Public Accountants

## INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

**To the Board of Directors of**
**Harger and Company, Inc.**
**Baton Rouge, Louisiana**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Harger and Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Harger and Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Harger and Company, Inc.'s management is responsible for Harger and Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the accounting system entry and independent bank statement, noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**McBee & Co., PC**
**February 17, 2015**

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2844**********************MIXED AADC 220
027287 FINRA DEC
HARGER & CO INC
8048 ONE CALAIS AVE STE D
BATON ROUGE LA 70809-3483

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304.765.7986

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 857 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 07/29/2014 Date Paid | ( 266 ) |
| C. | Less prior overpayment applied | ( 72 ) |
| D. | Assessment balance due or (overpayment) | 519 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 519 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 519 |
| H. | Overpayment carried forward | $( ) |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harger & Company, Inc.
(Name of Corporation, Partnership or other organization)

_______________
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

_______________
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1116545 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 759984 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 11752 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1875 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 12 | |
| Enter the greater of line (i) or (ii) | 1875 |
| Total deductions | 773611 |
| 2d. SIPC Net Operating Revenues | $ 342934 |
| 2e. General Assessment @ .0025 | $ 857 |
| | (to page 1, line 2.A.) |